UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 16)*
                                             --


                                    CBS Inc.
     -----------------------------------------------------------------------
                                (Name of Issuer)



                                  Common Stock
     -----------------------------------------------------------------------
                         (Title of Class of Securities)


                                  124845 10 8
     -----------------------------------------------------------------------
                                 (CUSIP Number)

               Barry Hirsch, Senior Vice President and Secretary
                               Loews Corporation
          667 Madison Avenue, New York, New York 10021 (212) 545-2920
     -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                  July 25, 1994
     -----------------------------------------------------------------------
          (Date of Event which Required Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box __ .

     Check the following box if a fee is being paid with the statement __ . (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)


     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
     ----------------------------------------------------------------------
      CUSIP No. 124845 10 8
     ----------------------------------------------------------------------

     1 NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        LOEWS CORPORATION
        IRS Identification No. 13-2646102
     ----------------------------------------------------------------------
     2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)/  /
            N/A                                                    (b)/  /
     ----------------------------------------------------------------------
     3 SEC USE ONLY


     ----------------------------------------------------------------------
     4 SOURCE OF FUNDS*
         WC
     ----------------------------------------------------------------------
     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                            /__/
         N/A
     ----------------------------------------------------------------------
     6 CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
     ----------------------------------------------------------------------
                     7 SOLE VOTING POWER
        NUMBER OF
         SHARES          3,029,375
      BENEFICIALLY --------------------------------------------------------
        OWNED BY     8 SHARED VOTING POWER
          EACH                   0
        REPORTING  --------------------------------------------------------
         PERSON      9 SOLE DISPOSITIVE POWER
          WITH           3,029,375
                   --------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER
                                 0
     ----------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             3,029,375
     ----------------------------------------------------------------------
     12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                      /  /
     ----------------------------------------------------------------------
     13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.49%
     ----------------------------------------------------------------------

     14 TYPE OF REPORTING PERSON*
             HC
     ----------------------------------------------------------------------

                                  AMENDMENT NO. 16

                                         to

                                    SCHEDULE 13D

                                   relating to the

                       Common Stock, $2.50 par value per share

                                         of

                                      CBS Inc.

          This Amendment No. 16 to Schedule 13D, as amended, filed by Loews Corporation, a Delaware corporation ("Loews"), relates to the Common Stock, $2.50 par value per share, (the "Shares") of CBS Inc., a New York corporation (the "Issuer"), and is being filed pursuant to Rule
     13d-2 under the Securities Exchange Act of 1934, as amended.      All
     of the Shares referred to herein as beneficially owned by Loews are owned by L.T. Holding Corp. a wholly-owned subsidiary of Loews ("Loews Holding").

          This Amendment No. 16 to this Statement on Schedule 13D is being filed in restated form pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, and Rules 101(a) and 901(d) of Regulation S-T, and incorporates the Statement on Schedule 13-D initially filed on July 22, 1985, and Amendments numbered 1 through 15 thereto.

     Item 1.  Security and Issuer
              -------------------

          The class of equity securities to which this Statement relates is the Shares of the Issuer. The principal executive offices of the Issuer are located at 51 West 52nd Street, New York, New York 10019.

     Item 2.  Identity and Background
              -----------------------

              This Statement is being filed by Loews. The principal executive offices of Loews are located at 667 Madison Avenue, New York, New York 10021.

              Loews, through its subsidiaries, is engaged in the production and sale of cigarettes; the operation of hotels and offshore drilling rigs; through its approximately 83% ownership of CNA Financial Corporation ("CNA"), insurance (property, casualty and life); and through its approximately 97% ownership of Bulova Corporation, the distribution and sale of watches and the production and sale of other timing devices. In addition, a wholly-owned subsidiary of Loews owns approximately 19.5% of the outstanding common stock of the Issuer.

              Laurence A. Tisch, Chairman of the Board and Co-Chief Executive Officer of Loews, and Preston R. Tisch, President and Co-Chief Executive Officer of Loews each own 9,449,956 shares of Common Stock of Loews, constituting an aggregate of 18,899,912 shares, or approximately 31.5%, of the total number of shares of Loews Common Stock outstanding. As a result, they may be deemed to be "controlling" persons of Loews as that term is defined in the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

          The name, business address, present principal occupation and citizenship of each executive officer and director of Loews are set forth in Appendix A hereto.

          During the last five years neither Loews nor, to the best knowledge of Loews, any of its executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration
              -------------------------------------------------

          The amount of the funds used in making the purchases of the Shares reported as beneficially owned in Item 5(c) hereof, was approximately $346,963,856, including commissions. All of such funds were provided from internally generated funds.

          [Amendment No. 1] The amount of funds used in purchasing the additional 99,400 Shares purchased by Loews as reported in Item 5(c) hereof, was approximately $10,751,982 including commissions. All of such funds were provided from internally generated funds.

          [Amendment No. 2] The amount of funds used in purchasing the additional 305,200 Shares purchased by Loews, as reported in Item 5(c) hereof, was approximately $33,493,800 including commissions. All of such funds were provided from internally generated funds.

          [Amendment No. 3] The amount of funds used in purchasing the additional 143,500 Shares purchased by Loews, as reported in Item 5(c) hereof, was approximately $15,528,600 including commissions. All of such funds were provided from internally generated funds.

          [Amendment No. 4] The amount of funds used in purchasing the additional 37,000 Shares purchased by Loews, as reported in Item 5(c) hereof, was approximately $4,112,100 including commissions. All of such funds were provided from internally generated funds.

          [Amendment No. 5] The amount of funds being used to purchase the additional 1,136,400 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $159,914,000, including commissions. All of such funds were or will be provided from general corporate funds.

          On December 19, 1985, Loews issued $200 million principal amount of 9-3/4% subordinated notes due 1993 and $200 million principal amount of 10% subordinated notes due 1996, and on March 19, 1986, Loews issued $200 million principal amount of 9% senior sinking fund debentures due 2016. The proceeds from the issuances of the foregoing debt securities, aggregating approximately $592 million, were made available for general corporate purposes.

          [Amendment No. 6] The amount of funds being used to purchase the additional 254,800 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $34,013,000 including commissions. All of such funds were provided from general corporate funds.

          [Amendment No. 7] The amount of funds being used to purchase the additional 449,600 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $60,318,000 including commissions. All of such funds were provided from general corporate funds.

          [Amendment No. 8] The amount of funds being used to purchase the additional 312,600 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $42,498,000 including commissions. All of such funds were provided from general corporate funds.

          [Amendment No. 9] The amount of funds being used to purchase the additional 349,600 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $45,520,000 including commissions. All of such funds were provided from general corporate funds.

          [Amendment No. 10] The amount of funds being used to purchase the additional 575,200 Shares being purchased by Loews, as reported in
     Item 5(c) hereof, is approximately $77,519,750 including commissions. All of such funds were provided from general corporate funds.

          [Amendment No. 12] The $143,500,000 used to pay for the additional 1,000,000 Shares, as reported in Item 5(c) hereof, were provided from general corporate funds.

     Item 4.  Purpose of Transaction
              ----------------------

          Loews acquired the Shares owned by it for investment. Except as otherwise indicated in this Item 4, Loews has no plans or proposals with respect to the Issuer that relate to or that could result in any of the actions specified in clauses (a) through (j) of Item 4 of
     Schedule 13D.

          Pursuant to an Offer to Purchase dated July 3, 1985, the Issuer has offered to purchase (the "Issuer Exchange Offer"), subject to the terms and conditions thereof, up to 6,365,000 Shares by exchanging for each Share $40 in cash and $110 principal amount of its 10-7/8% senior notes due 1995. Under the terms of the Issuer Exchange Offer, if more than 6,365,000 Shares are tendered and not withdrawn, the Issuer will accept for exchange 6,365,000 Shares (or such greater numbers of Shares as it elects to purchase pursuant to such offer) on a pro rata basis from among the Shares tendered and not withdrawn.

          Subsequent to reports of an intention on the part of Turner Broadcasting Systems, Inc. to acquire control of the Issuer and prior to the commencement of the Issuer Exchange Offer, the Chairman of the Board of Loews indicated, in informal conversations with certain persons associated with the Issuer, Loews's interest in a possible acquisition of the Issuer on a negotiated basis. All the Shares owned by Loews (except for 300 Shares) were purchased on or subsequent to the date of commencement of the Issuer Exchange Offer. Loews intends to tender all its Shares pursuant to the Issuer Exchange Offer. Until such time as the Issuer announces the number of Shares it will accept pursuant to the Issuer Exchange Offer and the proration factor, if any, Loews will be unable to determine the number of Shares tendered by it which will be purchased pursuant to the Issuer Exchange Offer.

          Loews intends to review on a continuing basis its investment in the Issuer and may increase such investment, if any, remaining after the purchase of Shares under the Issuer Exchange Offer. The extent of any such increase would depend upon the price and availability of the Issuer's securities, subsequent developments affecting the Issuer, the Issuer's business and prospects, other investment and business opportunities available to Loews, general stock market and economic conditions, tax considerations, and other factors, including the obtaining of any necessary regulatory approvals. In addition, Loews may decide to decrease its investment in the Issuer (in addition to any decrease resulting from the purchase of Shares in the Issuer Exchange Offer), depending upon its continuing review of such investment and various other factors including those mentioned above.

          Loews has not filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") with the Federal Trade Commission and the Antitrust Division of the Department of Justice. Pursuant to the HSR Act, Loews may not purchase any additional voting securities of the Issuer if, after any such purchase, it would hold more than 10% of such outstanding securities or if, prior to any such purchase, its current investment intent should change, unless a Notification and Report Form has been filed under the HSR Act and the applicable waiting period under the HSR Act has expired or been terminated.

          [Amendment No. 1] On August 12, 1985 Loews filed a Notification and Report Form under the HSR act stating its intention to acquire from time to time in the open market or otherwise, subject to market conditions and other factors considered relevant by Loews, voting securities of the Issuer which, when added to the Shares presently held by Loews, will exceed $15 million in aggregate total value of such securities but not exceed 15% of such securities outstanding.

          Pursuant to the HSR Act, Loews may not acquire any additional voting securities of the Issuer if, after any such acquisition, it would hold 15% or more of such outstanding voting securities unless a further Notification and Report Form has been filed and the applicable waiting period has expired or been terminated.

          [Amendment No. 2] The waiting period for the Notification and Report Form filed by Loews on August 12, 1985 was terminated on September 11, 1985.

          [Amendment No. 3] On October 16, 1985, Laurence A. Tisch, Chairman of the Board of Loews, accepted the invitation of Thomas H. Wyman, Chairman, President and Chief Executive Officer of the Issuer, to join the Board of Directors of the Issuer subject to election at the meeting of the Issuer's Board, currently scheduled to be held on November 13, 1985. Loews has advised the Issuer of its intention to acquire up to 25% of the outstanding Shares. Any such acquisitions would be subject to market conditions and other factors considered relevant by Loews. Loews plans to file a Notification and Report Form under the HSR Act stating its intention to acquire from time to time in the open market or otherwise, subject to market conditions and other factors considered relevant by Loews, voting securities of the Issuer which, when added to the Shares held by Loews will exceed 15%, but not exceed 25%, of such securities outstanding.

          Pursuant to the HSR Act, following the filing of such further Notification and Report Form and expiration or termination of the applicable waiting period, Loews could not acquire any additional voting securities of the Issuer if, after any such acquisition, it would hold 25% or more of such outstanding voting securities, except upon filing of another Notification and Report Form and expiration or termination of the applicable waiting period.

          [Amendment No. 4] The waiting period for a Notification and Report Form under the HSR Act filed by Loews on October 17, 1985 was terminated on October 30, 1985. That Notification and Report Form related to Loews's intention to acquire from time to time in the open market or otherwise, subject to market conditions and other factors considered relevant by Loews, voting securities of the Issuer which, when added to the Shares held by Loews, will exceed 15% but will not exceed 25% of such securities outstanding.

          Pursuant to the HSR Act, Loews cannot acquire any additional voting securities of the Issuer if, after any acquisition, it would hold 25% or more of such outstanding voting securities except upon filing of another Notification and Report Form and expiration or termination of the applicable waiting period.

          [Amendment No. 11] On September 10, 1986, Thomas H. Wyman resigned as Chairman, President and Chief Executive Officer of the

     Issuer, and Laurence A. Tisch was elected Chairman of the Management Committee and acting Chief Executive Officer of the Issuer.

          A copy of the Issuer's Press Release dated September 10, 1986 is attached hereto as Exhibit 99.02.

          [Amendment No. 13] On January 14, 1987 Laurence A. Tisch was elected President and Chief Executive Officer of the Issuer. Mr. Tisch had been serving as acting Chief Executive Officer.

          A copy of the Issuer's Press Release dated January 14, 1987 is attached hereto as Exhibit 99.03.

          [Amendment No. 14] On December 12, 1990 the Issuer announced an offer to purchase up to 10,526,000 Shares for cash at a price of $190 per Share. Loews Holding has advised the Issuer of its intention to tender all of the Shares owned by it.

          A copy of the Issuer's press release dated December 12, 1990 is attached hereto as Exhibit 99.04.

          [Amendment No. 16] On July 25, 1994 the Issuer commenced an offer to purchase 3,500,000 Shares for cash at a price of $325 net per Share. Loews Holding has advised the Issuer of its intention to tender no fewer than 2 million of the 3,029,375 Shares owned by it, and that it may tender all of such Shares. Loews Holding has further advised the Issuer that its determination of the number of Shares it will tender will be based upon Loews Holding's intention to achieve certain tax treatment of the offer. If Loews Holding tenders less than all of its Shares, Loews's beneficial ownership interest in the Issuer may increase by a small percentage.

     Item 5.  Interest in Securities of the Issuer
              ------------------------------------

          (a) Loews owns directly 2,950,300 Shares, representing approximately 9.90%* [*Based on the number of Shares outstanding on June 27, 1985, as disclosed in the Issuer Exchange Offer] of the total number of Shares outstanding. All of such Shares were acquired and are presently held by Loews Trading Corp., a New York corporation ("LTC"), which is a wholly-owned subsidiary of Loews. To the best knowledge of Loews, no director or executive officer of Loews beneficially owns any Shares.

          [Amendment No. 1] (a) As of the date hereof, Loews owns directly approximately 2,305,875 Shares, [As indicated in Item 5(c), the exact number of Shares owned by Loews cannot now be determined] representing approximately 9.84% [Based on the number of Shares outstanding on July 31, 1985, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on August 6, 1985, adjusted to reflect the purchase of 6,365,000 Shares on August 1, 1985 pursuant to the Issuer Exchange Offer] of the total number of Shares outstanding. All of such Shares were acquired and are presently held by LTC. To the best knowledge of Loews, no director or officer of Loews beneficially owns any Shares.

          [Amendment No. 2] (a) As of the date hereof, Loews owns directly 2,598,221 Shares representing approximately 11.1% [Based on the number of Shares outstanding on July 31, 1985, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on August 6, 1985, adjusted to reflect the purchase of 6,365,000 Shares on August 1, 1985 pursuant to the Issuer Exchange Offer] of the total number of Shares outstanding. All of such Shares were acquired and are presently held by LTC.

          [Amendment No. 3] (a) As of the date hereof, Loews owns directly 2,741,721 Shares representing approximately 11.7% [Based on the number of Shares outstanding on July 31, 1985, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1985, as adjusted for the purchase of 6,365,000 Shares pursuant to the Issuer Exchange Offer] of the total number of Shares outstanding. All of such Shares were acquired and are presently held by LTC.

          [Amendment No. 4] (a) As of the date hereof, Loews owns directly 2,778,721 Shares representing approximately 11.9% [Based on the number of Shares outstanding on July 31, 1985, as reported in the Issuer's Form 10-Q for the quarter ended June 30, 1985, as adjusted for the purchase of 6,365,000 Shares pursuant to the Issuer Exchange Offer] of the total number of Shares outstanding. All of such Shares were acquired and are presently held by LTC.

          [Amendment No. 5] (a) As of the date hereof, Loews may be deemed beneficially to own directly 3,915,121 Shares representing approximately 16.7% of the total number of Shares outstanding, which includes 1,000,000 Shares that Loews has agreed to purchase pursuant to an agreement in the form attached hereto as an exhibit (the "Agreement"). The Agreement is scheduled to be consummated on September 15, 1986 but may be consummated earlier upon the occurrence of certain events described in the Agreement. See Item 5(c). All of such 3,915,121 Shares were or are being acquired by LTC. 250,000 of such Shares were transferred to Loews by LTC on December 19, 1985 and the balance of such Shares are held by LTC.

          [Amendment No. 6] (a) As of the date hereof, Loews may be deemed beneficially to own directly 4,169,921 Shares representing approximately 17.7% of the total number of Shares outstanding, which includes the Agreement Shares that Loews has agreed to purchase pursuant to the agreement described in Amendment No. 5 to this
     Schedule 13D. All of such 4,169,921 Shares were or are being acquired by LTC. 250,000 of such Shares were transferred to Loews by LTC on December 19, 1985 and the balance of such Shares are held by LTC.

          [Amendment No. 7] (a) As of the date hereof, Loews may be deemed beneficially to own directly 4,619,521 Shares representing approximately 19.7% of the total number of Shares outstanding, which includes the Agreement Shares that Loews has agreed to purchase pursuant to the agreement described in Amendment No. 5 to this

     Schedule 13D. All of such 4,619,521 Shares were or are being acquired by LTC. 250,000 of such Shares are held of record by Loews and the balance of such Shares are held of record by LTC.

          [Amendment No. 8] (a) As of the date hereof, Loews may be deemed beneficially to own directly 4,932,121 Shares representing approximately 20.98% of the total number of Shares outstanding, which includes the Agreement Shares that Loews has agreed to purchase pursuant to the agreement described in Amendment No. 5 to this
     Schedule 13D. 1,403,321 of the Shares beneficially owned by Loews are held by LTC and the balance of such Shares are held by Loews.

          [Amendment No. 9] (a) As of 12:00 noon on the date hereof, Loews may be deemed beneficially to own directly 5,281,721 Shares representing approximately 22.46% of the total number of Shares outstanding, which includes the Agreement Shares that Loews has agreed to purchase pursuant to the agreement described in Amendment No. 5 to this Schedule 13D. 1,403,321 of the Shares beneficially owned by Loews are held by LTC and the balance of such Shares are held by Loews.

          [Amendment No. 10] (a) As of the date hereof, Loews may be deemed beneficially to own directly 5,856,921 Shares representing approximately 24.91% of the total number of Shares outstanding, which includes the Agreement Shares that Loews has agreed to purchase pursuant to the agreement described in Amendment No. 5 to this
     Schedule 13D. 1,403,321 of the Shares beneficially owned by Loews are held by LTC and the balance of such Shares are held by Loews.

          [Amendment No. 12] (a) On September 15, 1986 delivery and payment for the 1,000,000 Shares that Loews previously agreed to purchase pursuant to the agreement described in Amendment No. 5 to this Schedule 13D was effected. Such Shares have previously been reported as beneficially owned by Loews. The purchase price was $143.50 per Share. Accordingly, Loews may be deemed beneficially to own directly 5,856,921 Shares, representing approximately 24.91% of the total number of Shares outstanding. 1,403,321 of the Shares beneficially owned by Loews are held by LTC and the balance of such Shares is held by Loews.

          [Amendment No. 15] (a) As of the date hereof, Loews may be deemed beneficially to own 3,029,375 Shares representing approximately 22.9% of the total Shares outstanding (after giving effect to the purchase by the Issuer of an aggregate of 10,526,000 Shares pursuant to its offer to purchase dated December 12, 1990 (the "Offer").

          (b) Loews has the sole power to vote or to direct the vote and the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

          [Amendment No. 5] (b) Loews has the sole power to vote, or to direct the vote of, the Shares owned by it, except with respect to 1,000,000 Shares being acquired as set forth in Item 5(c) (of

     Amendment No. 5) below. Loews has the sole power to dispose of, or to direct the disposition of, the Shares owned by it.

          (c) The table set forth on Appendix B hereto contains certain information with respect to all transactions in the Shares effected by Loews during the past 60 days. As noted in Item 4, Loews currently intends to tender its Shares pursuant to the Issuer Exchange Offer.

          [Amendment No. 1] (c) The table set forth on Appendix B hereto contains certain information with respect to purchases of Shares effected by Loews since the filing of the Schedule 13D through August 9, 1985. On July 31, 1985, Loews tendered, pursuant to the Issuer Exchange Offer, the 2,975,300 Shares purchased by it through that date.

          The Issuer has announced that on August 1, 1985 it has accepted for purchase on a pro rata basis 6,365,000 Shares (or approximately 25%) of approximately 25,466,000 Shares tendered pursuant to the Issuer Exchange Offer. Based on the foregoing announcement, approximately 25% of the 2,975,300 Shares owned by Loews on the proration date of the Issuer Exchange Offer were purchased pursuant to the Issuer Exchange Offer. The precise proration factor in the Issuer Exchange Offer is expected to be announced on or about August 13, 1985. Until such announcement, Loews will be unable to determine the exact number of Shares owned by it that were purchased pursuant to the Issuer Exchange Offer.

          [Amendment No. 2] (c) The table set forth on Appendix B hereto contains certain information with respect to transactions in the Shares effected by Loews since the filing of Amendment No. 1 to this
     Schedule 13D, through September 26, 1985.

          Pursuant to the Issuer Exchange Offer, the Issuer purchased 756,455 Shares of the 2,975,300 Shares tendered by Loews. In accordance with the Issuer Exchange Offer, Loews received, for each Share purchased, $40 in cash and $110 principal amount of the Issuer's 10-7/8% senior notes due 1995. All of such notes have since been sold by Loews.

          [Amendment No. 3] (c) The table set forth on Appendix B hereto contains certain information with respect to transactions in the Shares effected by Loews since the filing of Amendment No. 2 to this
     Schedule 13D, through October 16, 1985.

          [Amendment No. 4] (c) The table set forth on Appendix B hereto contains certain information with respect to transactions in the Shares effected by Loews since the filing of Amendment No. 3 to this
     Schedule 13D, through October 30, 1985.

          [Amendment No. 5] (c) Since the filing of Amendment No. 4 to this Schedule 13D, Loews has acquired or may be deemed to have acquired beneficial ownership of an aggregate of 1,136,400 Shares, including the following transactions in the last sixty days:

               (i) On April 1, 1986, Loews purchased 40,400 Shares in a transaction on the New York Stock Exchange at a price of $143.50 per Share.

               (ii) On April 1, 1986, Loews entered into the Agreement which provides for the acquisition by LTC of 1,000,000 Shares at a price of $143.50 per Share, which transaction is to close on September 15, 1986 but may close earlier upon the occurrence of certain events described in the Agreement.

          [Amendment No. 6] (c) Since the filing of Amendment No. 5 to this Schedule 13D through May 30, 1986, Loews has acquired beneficial ownership of an aggregate of 254,800 Shares as described on Appendix B hereto.

          [Amendment No. 7] (c) Since the filing of Amendment No. 6 to this Schedule 13D through June 13, 1986, Loews has acquired beneficial ownership of an aggregate of 449,600 Shares as described on Appendix B hereto.

          [Amendment No. 8] (c) Since the filing of Amendment No. 7 to this Schedule 13D through July 21, 1986, Loews has acquired beneficial ownership of an aggregate of 312,600 Shares as described on Appendix B hereto.

          [Amendment No. 9] (c) Since the filing of Amendment No. 8 to this Schedule 13D through 12:00 noon on August 4, 1986, Loews has acquired beneficial ownership of an aggregate of 349,600 Shares as described on Appendix B hereto.

          [Amendment No. 10] (c) Since the filing of Amendment No. 9 to this Schedule 13D through August 11, 1986, Loews has acquired beneficial ownership of an aggregate of 575,200 Shares as described on Appendix B hereto.

          [Amendment No. 15] (c) Pursuant to the Offer, on February 4, 1991 the Issuer purchased from Loews Holding 2,827,546 Shares of the 5,856,921 Shares which had been tendered by Loews Holding. The purchase price was $190 per Share.

          (d) No person other than Loews has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Loews.

          [Amendment No. 5] No person other than Loews has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Loews, except that the seller of the 1,000,000 Shares referred to in paragraph (c)(ii) above has the right to receive or the power to direct the receipt of dividends paid in respect of such 1,000,000 Shares to holders of record as of a date prior to closing of the transaction.

          (e)  Not applicable.

     Item 6.  Contracts, Arrangements, Understandings or Relationships
              --------------------------------------------------------
              with Respect to Securities of the Issuer
              ----------------------------------------

          Neither Loews, nor to the best knowledge of Loews, any of the executive officers and directors of Loews, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          [Amendment No. 5] Reference is made to Item 5(b), 5(c) and 5(d) (of Amendment No. 5) above and to the form of Agreement attached as
     Exhibit 99.01 hereto.

     Item 7.  Material to be Filed as Exhibits
              --------------------------------

          None

          [Amendment No. 5] (1) Form of Agreement dated as of April 1, 1986 between Loews Trading Corp. and Fisher Brothers Financial and Development Company II.

                                   SIGNATURE
                                   ---------

          The undersigned certifies that after reasonable inquiry and to the best of its knowledge and belief, the information set forth in this Statement is true, complete and correct.


                                             LOEWS CORPORATION



     Dated:  July 25, 1994                   By: Barry Hirsch
                                                 Senior Vice President
                                                 and Secretary

                                                                 APPENDIX A


                      Executive Officers and Directors of Loews
                      -----------------------------------------

          The name and principal occupation or employment of each executive
     officer and director of Loews are set forth below.      Except as
     otherwise noted, the business address of each such person is 667
     Madison Avenue, New York, New York 10021.        All of the persons
     listed below are United States citizens.


                    Kenneth Abrams
                    Vice President-Personnel of Loews
                    One Park Avenue, New York, New York 10016

                    Charles B. Benenson
                    Director of Loews; President of Benenson
                    Realty Company (real estate investments)
                    708 Third Avenue, New York, New York 10017

                    John Brademas
                    Director of Loews;     President Emeritus of New
                    York University,      11 West 42nd Street,
                    New York, New York 10036

                    Gary W. Garson
                    Vice President of Loews

                    Robert J. Hausman
                    Vice President of Loews and
                        Chairman of the Board of the Hotel Division
                    of Loews

                    Barry Hirsch
                        Senior Vice President,
                    Secretary and General Counsel of Loews

                    Herbert C. Hofmann
                        Senior Vice President of Loews
                    President of Bulova Corporation

                        John J. Kenny
                    Treasurer of Loews
                    One Park Avenue, New York, New York 10016

                        Guy A. Kwan
                    Controller of Loews
                    One Park Avenue, New York, New York 10016

                                                                 APPENDIX A
                                                                (continued)

                        John G. Malino
                    Vice President-Real Estate of Loews

                    Bernard Myerson
                    Director of Loews
                    711 Fifth Avenue
                    New York, New York 10022

                    Edward J. Noha
                    Director of Loews and     Chairman of the Board
                    of CNA Financial Corporation,      CNA Plaza,
                    Chicago, Illinois 60685

                        Stuart B. Opotowsky
                    Vice President-Tax of Loews
                    One Park Avenue
                    New York, New York 10016

                        Richard E. Piluso
                    Vice President-Internal Audit of Loews
                    One Park Avenue
                    New York, New York 10016

                    Lester Pollack
                        Director of Loews, Chief Executive Officer of
                    Centre Partners (investments), a general partner of Lazard Freres & Co. (investment banking) and Sr. Managing Director of Corporate Partners
                    (investment fund),      One Rockefeller Plaza,
                    New York, New York 10020

                    Roy E. Posner
                        Senior Vice President and
                    Chief Financial Officer of Loews

                        Gloria R. Scott
                    Director of Loews
                    President, Bennett College
                    900 E. Washington Street
                    Greensboro, North Carolina 27401

                        Dennis Smith
                    Vice President-Management
                    Information Services of Loews
                    One Park Avenue
                    New York, New York 10016

                                                                APPENDIX  A
                                                                (continued)

                    Andrew H. Tisch
                    Director of Loews
                        Chairman and Chief Executive Officer
                    of Lorillard Tobacco Company

                    James S. Tisch
                    Director of Loews
                        Executive Vice President of Loews

                        Jonathan M. Tisch
                    Director of Loews
                    Vice President of Loews and Chief Executive
                    Officer and President of the Hotel Division of Loews

                    Laurence A. Tisch
                    Chairman of the Board of Directors and
                        Co-Chief Executive Officer of Loews
                    President and Chief Executive Officer
                    of CBS Inc.

                    Preston R. Tisch
                    Director and President and     Co-Chief Executive
                    Officer of Loews

                                                                 APPENDIX B


          Transactions in the Shares During the Past Sixty Days
          -----------------------------------------------------

          Except as noted below, all of the transactions described below were effected by Loews on the New York Stock Exchange.


                                 Number of Shares
           Date                     Purchased          Price Per Share
           ----                     ---------          ---------------

          7/3/85                      25,000                 $120.00
          7/5/85                      10,000                  116.25
          7/5/85                      10,000                  117.00
          7/5/85                      15,000                  116.75
          7/8/85                         700                  115.375
          7/8/85                       1,100                  115.00
          7/8/85                       4,100                  115.875
          7/8/85                       5,600                  115.25
          7/8/85                      23,200                  115.75
          7/8/85                      40,800                  116.00
          7/8/85                      69,700                  115.50
          7/9/85                       1,000                  115.875
          7/9/85                       5,400                  115.75
          7/9/85                      25,100                  115.50
          7/9/85                      35,000                  116.25
          7/9/85                      51,400                  116.00
          7/10/85                      1,500                  115.875
          7/10/85                      9,500                  115.00
          7/10/85                     11,000                  116.25
          7/10/85                     20,700                  115.75
          7/10/85                     29,700                  115.50
          7/10/85                     40,000                  115.25
          7/10/85                     22,000                  115.625
          7/10/85                     59,800                  115.625 (a)
          7/10/85                    111,400                  116.00
          7/11/85                      2,700                  115.875
          7/11/85                     30,800                  116.25
          7/11/85                      5,000                  116.25 (b)
          7/11/85                     88,300                  116.00
          7/12/85                     10,000                  116.125
          7/12/85                      8,300                  116.25
          7/15/85                      2,500                  116.75 (a)
          7/15/85                     33,300                  116.75
          7/15/85                     27,000                  117.00
          7/16/85                      5,100                  116.50
          7/16/85                     51,500                  116.75

                                                                 APPENDIX B
                                                                (Continued)

                                 Number of Shares
           Date                     Purchased          Price Per Share
           ----                     ---------          ---------------

          7/16/85                     13,000                 $116.875
          7/16/85                     60,300                  117.00
          7/16/85                     11,000                  117.25
          7/17/85                      8,200                  117.00
          7/17/85                      2,500                  117.125 (c)
          7/17/85                     25,000                  117.125 (a)
          7/17/85                     31,800                  117.125
          7/17/85                      5,200                  117.25 (a)
          7/17/85                     66,800                  117.25
          7/17/85                     18,500                  117.375 (a)
          7/17/85                     26,500                  117.375
          7/17/85                      5,100                  117.50 (a)
          7/17/85                     47,500                  117.50
          7/18/85                     35,000                  117.75
          7/18/85                     81,000                  118.00
          7/22/85                      5,500                  117.375
          7/22/85                    252,100                  117.50
          7/22/85                     87,400                  117.625
          7/22/85                     91,800                  117.75
          7/23/85                        400                  117.50
          7/23/85                     37,700                  117.625
          7/23/85                     74,200                  117.75
          7/23/85                      8,400                  117.875
          7/23/85                    113,000                  118.00
          7/24/85                     85,500                  117.75
          7/24/85                     11,000                  118.00
          7/24/85                      1,200                  118.00 (c)
          7/24/85                      5,000                  118.25
          7/24/85                     53,200                  118.25 (a)
          7/25/85                        600                  118.375
          7/25/85                     16,200                  118.50
          7/25/85                      8,100                  118.625
          7/25/85                     27,500                  118.75
          7/25/85                      1,100                  118.875
          7/25/85                    108,700                  119.00
          7/25/85                      9,000                  119.00 (a)
          7/25/85                      5,800                  119.125
          7/25/85                     19,400                  119.250
          7/25/85                     17,200                  119.375
          7/25/85                    154,600                  119.50
          7/26/85                      1,200                  118.25
          7/26/85                     65,500                  118.50
          7/26/85                      2,300                  118.625
          7/26/85                      9,900                  118.750

                                                                 APPENDIX B
                                                                (Continued)

                                 Number of Shares
           Date                     Purchased          Price Per Share
           ----                     ---------          ---------------

          7/26/85                      5,000                  $118.875
          7/26/85                     72,600                   119.00
          7/26/85                     19,000                   119.125 (a)
          7/26/85                    172,000                   119.125
          7/26/85                     55,800                   119.250
          7/26/85                     21,500                   119.375

          [Amendment No. 1]

          7/31/85                      4,500                   115.50
          7/31/85                      8,900                   115.625
          7/31/85                     11,600                   115.75
          8/1/85 (*)                   5,000                   104.50
          8/1/85                       3,000                   106.00
          8/1/85                       5,000                   106.125
          8/1/85                       7,000                   106.50
          8/5/85                       8,000                   105.50
          8/5/85                       2,000                   105.75
          8/5/85                         700                   105.875
          8/5/85                         500                   106.00
          8/6/85                       1,000                   106.00
          8/7/85                       5,000                   106.25
          8/7/85                      10,000                   106.50
          8/8/85                      12,700                   104.875
          8/8/85                      14,500                   105.00

     ____________________
     * All Shares purchased on or after August 1, 1985 were purchased on a "When-distributed" basis.

          [Amendment No. 2]

          9/4/85                        (224)                  116.25
          9/24/85                      9,100                   111.50
          9/24/85                      3,500                   111.625
          9/24/85                      1,900                   111.75
          9/24/85                      2,300                   112.00
          9/24/85                      9,500                   112.125
          9/25/85                      2,500                   110.50
          9/25/85                      2,800                   110.75
          9/25/85                      7,000                   111.00
          9/25/85                      2,500                   111.25
          9/25/85                      2,500                   111.50
          9/26/85                      5,000                   107.75

                                                                 APPENDIX B
                                                                (Continued)

          [Amendment No. 2]
          (Continued)


                                  Number of Shares
           Date                      Purchased            Price Per Share
           ----                      ---------            ---------------

          9/26/85                      5,000                  $108.00
          9/26/85                     19,500                   108.25
          9/26/85                      7,100                   108.375
          9/26/85                     22,500                   108.50
          9/26/85                      2,500                   108.75
          9/26/85                      2,500                   109.00
          9/26/85                     13,000                   109.25
          9/26/85                     78,000                   109.50
          9/26/85                     10,000                   109.75
          9/26/85                      2,500                   109.75 (a)
          9/26/85                     94,000                   110.00


          [Amendment No. 3]

          9/30/85                      7,000                   107.75
          9/30/85                     23,200                   107.875
          9/30/85                     40,400                   108.00
          9/30/85                      1,500                   108.125
          9/30/85                     20,000                   108.25
          9/30/85                     22,800                   108.375
          9/30/85                     28,600                   108.50

          [Amendment No. 4]

          10/18/85                     5,000                   112.00
          10/18/85                    15,000                   112.25
          10/18/85                     5,000                   112.50
          10/28/85                     4,000                   109.00
          10/28/85                     2,000                   109.25
          10/28/85                     1,000                   109.50
          10/30/85                     5,000                   108.00

          [Amendment No. 6]

          4/23/86                      2,500                   133.00
          4/28/86                      1,000                   132.00
          4/28/86                        200                   132.125

                                                                 APPENDIX B
                                                                (Continued)
          [Amendment No. 6]
          (Continued)

                                Number of Shares
            Date                   Purchased             Price Per Share
            ----                ----------------         ---------------

          4/28/86                        200                  $132.25
          4/29/86                     10,000                   132.00
          4/29/86                      6,900                   132.25
          4/29/86                        500                   132.375
          4/29/86                      2,600                   132.50
          4/29/86                     10,000                   132.75
          4/29/86                     11,900                   133.00
          4/30/86                      5,000                   131.00
          4/30/86                     10,000                   131.50
          4/30/86                     10,000                   132.00
          4/30/86                     10,000                   132.125
          5/16/86                      2,500                   133.625
          5/16/86                      7,600                   133.75
          5/16/86                      2,000                   133.875
          5/16/86                     34,300                   134.00
          5/16/86                     26,500                   134.25
          5/19/86                      3,100                   133.625
          5/19/86                     19,200                   133.75
          5/19/86                      1,000                   133.875
          5/19/86                     14,700                   134.00
          5/20/86                      7,700                   133.375
          5/20/86                      2,000                   133.625
          5/20/86                      7,500                   134.00
          5/21/86                      1,800                   133.75
          5/21/86                        700                   133.875
          5/21/86                      7,000                   134.00
          5/29/86                      5,000                   134.00
          5/30/86                      1,100                   134.125
          5/30/86                      6,700                   134.25
          5/30/86                     23,600                   134.375

          [Amendment No. 7]

          6/3/86                      10,000                   134.00
          6/6/86                      25,000                   136.25
          6/9/86                       2,500                   133.50
          6/9/86                       2,500                   133.75
          6/9/86                      21,900                   134.00
          6/10/86                      1,500                   133.00
          6/10/86                     15,100                   133.25
          6/10/86                      7,600                   133.50
          6/11/86                     10,000                   133.00
          6/12/86                     24,500                   133.25

                                                                 APPENDIX B
                                                                (Continued)
          [Amendment No. 7]
          (Continued)

                                  Number of Shares
             Date                    Purchased            Price Per Share
             ----                    ---------            ---------------

          6/12/86                     98,000                  $133.50
          6/13/86                      3,500                   133.00
          6/13/86                     10,000                   133.25
          6/13/86                     64,500                   134.25
          6/13/86                    100,000                   134.50 (a)
          6/13/86                     23,000                   134.50
          6/13/86                     30,000                   134.75


          [Amendment No. 8]

          6/16/86                     23,800                   134.00
          6/17/86                      5,000                   133.50
          6/17/86                      5,000                   133.75
          7/14/86                      4,400                   138.25
          7/14/86                      3,200                   138.375
          7/14/86                     12,400                   138.50
          7/15/86                      8,200                   137.00
          7/15/86                      4,100                   137.25
          7/15/86                      5,700                   137.50
          7/15/86                      1,500                   137.75
          7/15/86                     36,200                   138.00
          7/15/86                        200                   138.50
          7/16/86                     12,300                   136.00
          7/16/86                      4,000                   136.25
          7/16/86                      3,000                   136.50
          7/16/86                      6,700                   136.75
          7/16/86                        300                   136.875
          7/16/86                      2,700                   137.00
          7/16/86                      4,100                   137.25
          7/16/86                        600                   137.50
          7/17/86                      1,000                   135.00
          7/17/86                      4,800                   135.25
          7/17/86                      2,500                   135.50
          7/17/86                      1,000                   135.75
          7/17/86                     22,200                   136.00
          7/17/86                      1,000                   136.125
          7/17/86                      1,800                   136.25
          7/18/86                     17,800                   134.25
          7/18/86                        200                   134.50
          7/18/86                      2,500                   134.75
          7/18/86                      6,500                   135.00
          7/18/86                      6,300                   135.25
          7/18/86                     50,800                   135.50

                                                                 APPENDIX B
                                                                (Continued)
          [Amendment No. 8]
          (Continued)


                                 Number of Shares
           Date                     Purchased          Price Per Share
           ----                     ---------          ---------------

          7/18/86                      4,000                  $135.75
          7/18/86                      1,500                   136.00
          7/18/86                      1,500                   136.125
          7/21/86                      7,000                   134.50
          7/21/86                      2,000                   134.625
          7/21/86                      5,300                   134.75
          7/21/86                     10,500                   135.00
          7/21/86                     19,000                   135.25

          [Amendment No. 9]

          7/22/86                     31,000                   135.00
          7/28/86                     15,000                   137.125
          7/28/86                      5,700                   137.25
          7/28/86                      4,100                   137.375
          7/28/86                      4,200                   137.50
          7/29/86                     43,000                   137.25 (d)
          7/29/86                      1,100                   137.25
          7/31/86                    132,300                   127.00
          8/1/86                      21,200                   126.25
          8/1/86                         500                   126.50
          8/1/86                       9,800                   127.00
          8/1/86                       4,000                   127.50
          8/1/86                      50,000                   128.50
          8/4/86                       3,300                   129.00
          8/4/86                       2,400                   128.75
          8/4/86                      19,300                   128.625
          8/4/86                       2,200                   128.50
          8/4/86                         500                   128.25

          [Amendment No. 10]

          8/4/86                       2,200                   127.625
          8/4/86                         900                   127.75
          8/4/86                       1,600                   128.00
          8/4/86                       2,600                   128.25
          8/4/86                         200                   128.375
          8/4/86                       9,400                   128.50
          8/4/86                         500                   128.625
          8/4/86                       2,500                   128.75
          8/6/86                       2,800                   129.50

                                                                 APPENDIX B
                                                                (Continued)
     [Amendment No. 10]
     (Continued)

                                 Number of Shares
           Date                     Purchased          Price Per Share
           ----                     ---------          ---------------

          8/6/86                       1,500                 $129.75
          8/6/86                       1,000                  130.00
          8/11/86                    550,000                  135.00

     _____________________
     (a) Transactions effected on the Midwest Stock Exchange.
     (b) Transactions effected on the Boston Stock Exchange.
     (c) Transactions effected on the Pacific Stock Exchange.
     (d) Transactions effected on the over-the-counter market.